VIA EDGAR
February 21, 2007

ATTN:	Mr. Craig Wilson
Mr. Chris White

Re:	Network Appliance, Inc.
Review of Form 10-K for the fiscal year ended April 30, 2005; Form 10-K for the fiscal year ended April 30, 2006;
Form 10-Q for Quarterly Period Ended July 28, 2006; Form 10-Q for Quarterly Period Ended October 27, 2006
File No. 000-27130
Dear Mr. White:
     Reference is made to the comment letter received from the Securities and Exchange Commission (the “Commission”) dated February 7, 2007 by Network Appliance, Inc. (the “Company”) regarding the Commission’s review of the above-referenced filings. The Company respectfully requests that it be granted an extension until March 30, 2007 to provide a response to the comment letter. The Company intends to file its next Form 10-Q in early March and is also preparing for an Analysts’ Day conference on March 13, 2007. These two projects will require significant commitments of time on the part of our finance and legal groups such that the Company would not have sufficient time and resources to respond to the comment letter before the end of March. This extension will enable the Company to more thoroughly review and respond to the comments in light of these other commitments. Please contact the undersigned if you wish to discuss our request for an extension.
Sincerely,
/s/ Andrew Kryder
Andrew Kryder
Senior Vice President Legal and Tax
General Counsel
Network Appliance, Inc.
cc: Steve Bochner